Exhibit 99.1

ADC Therapeutics to Participate in May Investor Conferences

LAUSANNE, Switzerland, May 4, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, announced today that Chris Martin, Chief Executive Officer, will participate in a fireside chat at two virtual investor conferences in May.

Details of the events are as follows:

•	BofA Securities 2021 Virtual Health Care Conference on Tuesday, May 11, 2021, at 8:00 a.m. ET

•	2021 RBC Capital Markets Global Healthcare Conference on Wednesday, May 19, 2021, at 9:45 a.m. ET

A live webcast of each fireside chat will be available via the Events & Presentations page in the Investors section of ADC Therapeutics’ website, ir.adctherapeutics.com. A replay of each webcast will be available for approximately 30 days.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

+41 (0) 43 268 3231

USA Media

Annie Starr

6 Degrees

astarr@6degreespr.com

+1 973-768-2170